Monthly Report - July, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $    4,700,513     (15,705,613)
Change in unrealized gain (loss) on open      (3,593,742)      (3,840,970)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               0           15,739
      obligations
   Change in unrealized gain (loss) from U.S.      18,920         (14,060)
      Treasury obligations
Interest Income 			           43,591          443,017
Foreign exchange gain (loss) on margin
    deposits       	        		   43,167        (349,234)
           		                      ------------    -------------
Total: Income 				        1,212,449     (19,451,121)

Expenses:
   Brokerage commissions 		        1,917,351       15,575,311
   Management fee 			           45,616          373,790
   20.0% New Trading Profit Share 	                0                0
   Custody fees 		       	              617           48,871
   Administrative expense 	       	          133,706          997,015
					      ------------    -------------
Total: Expenses 		                2,097,290       16,994,987
Net Income(Loss)			   $     (884,841)     (36,446,108)
for July, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (384,970.284    $     8,779,264    368,245,869    377,025,133
units) at June 30, 2013
Addition of 		 	              0        213,121        213,121
219.876 units on July 1, 2013
Redemption of 		 	      (600,000)   (15,437,072)   (16,037,072)
(16,316.373) units on  July 31, 2013*
Net Income (Loss)               $        22,120      (906,961)      (884,841)
for July, 2013
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2013
(368,990.721 units inclusive
of 116.934 additional units) 	      8,201,384    352,114,957    360,316,341
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2013 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.30)% 	 (8.99)%  $      965.89	  344,520.131 $   332,769,695
Series 2       0.06% 	 (6.73)%  $    1,111.23	      165.774 $       184,213
Series 3       0.08% 	 (6.59)%  $    1,120.21	   22,430.939 $    25,127,325
Series 4       0.25% 	 (5.49)%  $    1,192.77	    1,873.877 $     2,235,108

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			August 9, 2013
Dear Investor:


The Trust's performance was nearly flat in July as profits from trading equity futures were offset by fractional losses from trading currency forwards and metal futures. Interest rate, energy and agricultural futures trading were basically flat. Price fluctuations were relatively subdued during July as market participants looked for a better sense of future direction as growth, inflation and monetary policy actions seem to be diverging across countries and regions.

The continued upward tilt of the U.S. economy led to gains on long positions in U.S. equity futures and a short VIX trade. Long positions in Dutch, French, Swedish, British and the Euro Stoxx 50 indices also registered gains amid surprise signs of a revival of growth in Europe. Meanwhile, short positions in Chinese, Korean and Hong Kong indices were unprofitable.

Currency trading was fractionally unprofitable as long dollar positions against numerous currencies--New Zealand, Canada, Colombia, Korea, Japan, India, Poland, Russia, South Africa and Turkey--produced small losses. Trading the euro versus Hungary, Poland and Sweden was slightly unprofitable also. On the other hand, long dollar trades against the pound and Brazilian currency, a short dollar trade against the Israeli shekel and a long euro/short Aussie trade were profitable.

Short positions in gold, platinum, aluminum and copper produced small losses and were reduced. Long trades in WTI crude and RBOB gasoline were profitable, while short positions in Brent crude, heating oil and London gas oil were slightly unprofitable and were reversed to long positions by month-end. Trading of natural gas was unprofitable as well.

The profits from trading soybean oil and corn were countered by the small losses registered from trading soybeans, soybean meal and wheat. Trading of soft commodities and livestock was flat.

Short positions in U.S. notes and bonds were profitable as interest rates edged higher. A long position in Aussie bills produced a profit as weakening economic activity in Australia argued for easier policy from the Reserve Bank of Australia. These small gains were outweighed slightly by losses from trading German note and bond futures and short-term British instruments.



			     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman